Alliance New York Municipal Income Fund, Inc.	Exhibit 77C
811-10577


77C  Matters submitted to a vote of security holders


A Joint Annual Meeting of Stockholders of Alliance New York
Municipal Income Fund, Inc. (ANYMIF) was held on March 25,
2004. A description of each proposal and number of shares voted at the meeting are as follows:

				Shares Voted For
							Abstained

To elect three Directors of
ANYMIF for a term of three years
and until his successor is duly
elected and qualifies.



John H. Dobkin			4,095,293		53,531

Clifford L. Michel		4,094,543		54,281

Donald J. Robinson		4,095,293		53,531